UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	SCHEDULE 13D

(Amendment No. 1)*

	Under the Securities Exchange Act of 1934


	Escalon Medical Corp.
	(Name of Issuer)

Common Stock, $.001 par value)
	(Title of Class of Securities)

	296074305
	(CUSIP Number)

	Melissa Dehn
	3701 Lone Tree Way, Suite B
	Antioch, CA  94509
	(925) 778-2390
	(Name, Address and Telephone Number of Person
	Authorized to Receive Notices and Communications)

	August 30, 2002
	(Date of Event which Requires
	Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 296074305	SCHEDULE 13D	Page 2 of 5



 1   Name of Reporting Person	Eliot Rose Asset Management, LLC
     IRS Identification No. of Above Person	04-3649045

 2   Check the Appropriate Box if a Member of a Group*  (a) [ ]
                                                        (b) [ ]


 3   SEC USE ONLY



 4   Source of Funds                                         OO

 5   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]


 6   Citizenship or Place of Organization
     Rhode Island

     NUMBER OF         7   Sole Voting Power           -0-
     SHARES
     BENEFICIALLY      8   Shared Voting Power         -0-
     OWNED BY EACH
     REPORTING         9   Sole Dispositive Power      451,900
     PERSON
     WITH             10   Shared Dispositive Power    -0-

11   Aggregate Amount Beneficially Owned by Each Reporting Person
             451,900

12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
Shares
                   [ ]

13   Percent of Class Represented by Amount in Row 11
                   13.5%

14   Type of Reporting Person
                   OO, IA



CUSIP No. 296074305	SCHEDULE 13D	Page 3 of 5



 1   Name of Reporting Person		Gary S. Siperstein
     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a Member of a Group*  (a) [ ]
                                                        (b) [ ]


 3   SEC USE ONLY



 4   Source of Funds                                         OO

 5   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]


 6   Citizenship or Place of Organization
     California

     NUMBER OF         7   Sole Voting Power           -0-
     SHARES
     BENEFICIALLY      8   Shared Voting Power         -0-
     OWNED BY EACH
     REPORTING         9   Sole Dispositive Power      451,900
     PERSON
     WITH             10   Shared Dispositive Power    -0-

11   Aggregate Amount Beneficially Owned by Each Reporting Person
             451,900

12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
Shares
                   [ ]

13   Percent of Class Represented by Amount in Row 11
                   13.5%

14   Type of Reporting Person
                   IN



CUSIP No. 296074305	SCHEDULE 13D	Page 4 of 5


Item 1.   Security and Issuer

This Schedule 13D ("Schedule") relates to shares of common stock, $0.001 par value (the "Common Stock"), of Escalon Medical Corp.
(the "Issuer"). The principal executive office of the Issuer is 351 East Conestoga Road, Wayne, PA 19087.

Item 2.   Identity and Background

This Schedule is filed on behalf of Eliot Rose Asset Management,
LLC and Gary S. Siperstein.

Eliot Rose Asset Management, LLC is an investment advisor registered as such with the SEC and in various states. Eliot Rose Asset Management, LLC's managing member and majority owner is Gary S. Siperstein. The business address of Eliot Rose Asset Management, LLC and Gary S. Siperstein is 10 Weybosset Street, Suite 401, Providence, RI 02903.

Neither Eliot Rose Asset Management, LLC, or Gary S. Siperstein have, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither Eliot Rose Asset Management, LLC or Gary S. Siperstein, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Eliot Rose Asset Management, LLC is a Rhode Island limited liability company, and Gary S. Siperstein is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration

Eliot Rose became the beneficial owner by reason of becoming the investment advisor for various clients who already held the Escalon stock.


Item 4.   Purpose of Transaction.

The acquisition of Common Stock was made solely for investment purposes. Depending upon market conditions and other factors, Eliot Rose Asset Management, LLC may acquire additional securities of the Issuer, or alternatively, may dispose of some or all of the securities of the Issuer that it beneficially owns.



CUSIP No. 296074305        SCHEDULE 13D             Page 5 of 5



Item 5.   Interest in Securities of the Issuer

(a),(b) Reference is made hereby to Items 7-11 and 13 of pages two (2) and three (3) of this Schedule, which Items are incorporated by reference herein.

c) Eliot Rose Asset Management, LLC effected the following transactions in the last sixty days:

     Received 451,900 shares of stock when accepting client's account on August 30, 2002

(d),(e)   Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

     None.

Item 7.   Material to be Filed as Exhibits

     None.


Signatures

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 13, 2003

Eliot Rose Asset Management, LLC


/s/ Gary S. Siperstein
______________________________
Gary S. Siperstein
Managing Member


Gary S. Siperstein

/s/ Gary S. Siperstein
______________________________
Gary S. Siperstein